News Release

RESIN SYSTEMS ANNOUNCES OFFERING

Calgary, Alberta, December 29, 2006: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, today announced that it has engaged agents to sell on a best efforts basis, by way of private placement, up to 5,000 units of RS at a price of $1,000 per unit for total gross proceeds of up to $5 million.  Each unit of RS consists of a $1,000 principal amount of unsecured promissory note (the "Note") and 500 common share purchase warrants, each whole warrant entitling the holder thereof to acquire one (1) common share of RS at a price of $1.00 per share for a period of eighteen months from the closing date of the private placement.  It is anticipated that closing of the private placement will occur on or about January 8, 2007.  Completion of the private placement is subject to certain conditions including the receipt of all necessary regulatory approvals, including listing of common shares which may be issued on exercise or conversion of securities subject to the private placement.  The securities of RS issuable pursuant to the private placement will be subject to a hold period in Canada of four months and one day from the closing date and any securities issued in the United States will be "restricted securities" under applicable United States federal securities laws.

The Notes will be due and payable six (6) months from the date of issuance (the "Maturity Date") and will accrue interest at a rate of eight (8%) percent per annum payable on the Maturity Date.  RS also has the option on the Maturity Date to repay the outstanding Notes by the issuance of common shares at an issue price equivalent to the volume weighted average trading price for the five days preceding the Maturity Date.  Pursuant to the terms of the Notes, the subscriber will be granted a first right, but not the obligation, to participate (the "Participation Right") in the first public or private equity financing (a "Financing") on or before the Maturity Date. Should a holder elect not to exercise its Participation Right, RS must repay the Notes, together with any accrued and unpaid interest, out of the net proceeds of the Financing.

RS intends to use the proceeds of the offering to fund the market introduction of its VRoll™ product line and for general working capital purposes.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

About RS

RS is a composite product innovator.  RS develops advanced composite products for large-scale industrial markets.  These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel.  The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite transmission and distribution structure.  For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For more information please contact:

Paul Giannelia

Rob Schaefer

President and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

Resin Systems Inc.

Resin Systems Inc.

Phone: (403) 219-8000

Phone:  (403) 219-8000

Fax: (403) 219-8001

Fax:  (403) 219-8001

Email:  pg@grouprsi.com

Email:  robs@grouprsi.com

Certain information set forth in this news release, including management's assessment of RS's future plans, operations, financial guidance and long-term growth prospects, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS's ability to raise capital on acceptable terms when needed; RS's ability to attract and retain key employees; competition from established competitors with greater resources; the uncertainty of the developing markets in which RS operates; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials and the cost of such raw materials; intellectual property risks, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in RS's 2005 annual information form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances except as required by applicable securities laws.

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